ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

21 September 2007

Director/PDMR Shareholding

Reed Elsevier received notification yesterday from Citigroup Smith Barney that on 31st August 2007 they acquired on behalf of Mr GJA van de Aast, a director of Reed Elsevier PLC and Reed Elsevier NV, 778 ordinary shares in Reed Elsevier PLC at 595.06p per share and 329 ordinary shares in Reed Elsevier NV at €13.10 per share as a result of reinvesting dividends received on shares held by them on behalf of Mr van de Aast. Following these transactions, Mr van de Aast’s holding in Reed Elsevier’s securities has increased to 124,287 Reed Elsevier PLC shares and 120,523 Reed Elsevier NV shares.